UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number 3235-0058 Expires February 28, 2022 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 001-36909
NOTIFICATION OF LATE FILING	CUSIP NUMBER 27888D101

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eco-Stim Energy Solutions, Inc. Full Name of Registrant

Vision Global Solutions Inc. Former Name if Applicable

1773 Westborough Drive, Suite 110 Address of Principal Executive Office (Street and Number)

Katy, Texas 77449 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eco-Stim Energy Solutions, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) by the prescribed filing date because the Company needs additional time to complete its financial statements and related disclosures. The Company needs additional time to ensure accuracy of its 2018 financial information, to complete the required discussion and analysis of the business and to finalize the conclusions regarding the assessment of internal control. This has resulted in the Company being unable to file its 2018 Form 10-K within the prescribed time period without unreasonable effort or expense. The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Alexander Nickolatos	(281)	531-7200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See disclosure under Part III above.

The Company expects to report a consolidated net loss of approximately $73 million for the year ended December 31, 2018, as compared to a consolidated net loss of $26.9 for the year ended December 31, 2017. The primary drivers of the consolidated net loss were the decrease in revenues and reduction of the Company’s operations during the fourth quarter of 2018. As discussed in our previous filings with the U.S. Securities and Exchange Commission, the Company elected to suspend its U.S. stimulation operations and significantly reduce the U.S. workforce in September 2018 and subsequent to the third quarter of 2018, the Company did not provide any services to its primary customer in Argentina and did not generate any revenue from its Argentina operations in the fourth quarter of 2018.

The financial information set forth herein consists of unaudited results, which will not be audited until the Company files its 2018 Form 10-K. In addition, the statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, expected filing date of the 2018 Form 10-K, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews, and those described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

Eco-Stim Energy Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2019	By:	/s/ Alexander Nickolatos
Alexander Nickolatos
Interim Chief Executive Officer, Chief Financial Officer